EXHIBIT 99.5

Mogo Announces Third Quarter 2018 Financial Results

Total revenue increases 23% year over year to $15.4 million

Subscription & Services revenue grows 111% and now represents 51% of total revenue

Member base rises 45% year over year to over 711,000

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, November 7, 2018 – Mogo Finance Technology Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the third quarter ended September 30, 2018.

“As the world of financial services moves to a digital, app-based experience, our mission is to bring together all the solutions Canadians need to get in control of their financial health into one mobile app,” said David Feller, Mogo’s Founder and CEO. “With six products and more than 700,000 members today, we are well on our way – and our solid revenue growth in 2018 reinforces that Canadians are seeing the value of adding Mogo to their financial lives. We have a robust roadmap of new features and products, including the development of MogoWealth and exciting new features for the MogoCard. These new products further enhance the value proposition to members and open new fee-based revenue streams for Mogo. With a growing member base and brand, Mogo is well positioned for continued expansion of our product offering by partnering with companies that offer best in class financial products.”

“It was another very strong quarter financially for Mogo, as total revenue increased by 23%, despite exiting the short-term lending business this quarter as planned,” said Greg Feller, President & CFO. “The true strength of our results is reflected in core revenue growth of 80% – accelerating from 64% in Q2 – which was again led by subscription and services revenue growth of 111% based on our continued success with MogoProtect and our premium subscription services. This high-margin revenue stream is now at a quarterly run rate of almost $8 million and represents more than 50% of our total revenue. Our growing ecosystem of products also enabled us to increase the rate at which we are monetizing our member base, which drove a 23% increase in our Core average revenue per member.”

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Third-Quarter Financial Highlights

•	Total revenue reached a record of $15.4 million in the quarter, up 23% from $12.6 million in the third quarter of 2017.

•	Core revenue, which excludes loan fees related to the legacy short-term loan product that the Company exited in the third quarter, increased by 80% to $15.1 million, up from $8.4 million in the comparable quarter in 2017, representing the sixth sequential quarter of accelerating core revenue growth.

•	Subscription and services revenue grew by 111% in the third quarter of 2018 to $7.8 million and now represents 51% of total revenue.

•	Core average revenue per member (“ARPM”) increased 23% over the third quarter of 2017 to $88 per member.

•	Gross profit increased 12% to $9.6 million (62% of revenue), compared with $8.6 million (68% of revenue) in the third quarter of 2017. The year-over-year decrease in margin reflects the adoption of IFRS 9 in 2018, as well as the strategic exit from short-term lending.

•	Adjusted EBITDA reached $1.0 million, representing the Company’s ninth consecutive quarter of positive adjusted EBITDA.

•	Adjusted net loss for the third quarter of 2018 was $5.5 million, compared with $4.1 million in the same quarter in 2017. The year-over-year change reflects higher non-cash depreciation and amortization and the non-cash impact of IFRS 9.

•	Gross loans receivable increased to $95.5 million at quarter end from $89.1 million last quarter.

•	Cash flow from operations before investment in receivables was positive $3.7 million, up from $0.1 million in the third quarter of 2017.

•	Net loss for the third quarter of 2018 was $7.0 million, or $0.31 per share, compared with $3.7 million, or $0.20 per share, for the third quarter of 2017. The year-over-year increase was driven by $1.1 million of one-time expenses, $1.0 million of higher non-cash depreciation and amortization, $0.7 million of unrealized changes in foreign exchange and derivatives, and the non-cash impact of IFRS 9.

•	At September 30, 2018, the Company had $25.0 million in cash and up to an additional $170 million, upon certain conditions, from undrawn facilities available to support future growth.

Third-Quarter Business Highlights

•	Increased members to 711,000 at quarter end, a 45% increase over the third quarter of 2017.

•	Ongoing enhancements to mobile-first digital account and user experience with continued focus on making it easier for consumers to manage their financial health.

•	Continued focus on building an ecosystem of best-in-class products delivered through a best-in-class mobile experience.

•	Launched all products in Nova Scotia and expanded MogoMortgage offering to consumers in Manitoba, New Brunswick, Prince Edward Island and Newfoundland.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q3 2018 financial results at 5:00 p.m. EDT on November 7, 2018. The call will be hosted by David Feller, Founder & CEO, and Greg Feller, President & CFO. To participate in the call, dial (416) 764-8688 or (888) 390-0546 using the conference ID 33578695. The webcast can be accessed at http://bit.ly/2ODYNQk or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

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1) Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue (total revenue excluding loan fees), contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, charge-off rate, average revenue per member (ARPM), Core ARPM, and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the Quarter Ended September 30, 2018 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2018 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 6, 2018 which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a Vancouver-based financial technology company — is a mobile first digital challenger to the banks in Canada, empowering consumers with simple solutions to help them improve their financial health. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 700,000 members and a marketing partnership with Postmedia, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information: Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

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